news release

Encana Announces Tender Offers

Calgary, Alberta (March 16, 2016) TSX, NYSE: ECA

Encana Corporation (“Encana” or the “Company”) today announced that it has launched offers to purchase for cash (collectively, the “Tender Offers” and each a “Tender Offer”) its outstanding senior notes listed in the table below (collectively, the “Notes”), upon the terms and conditions described in the Company’s Offer to Purchase dated March 16, 2016 and related Letter of Transmittal (collectively, the “Offer Documents”).

				Dollars per $1,000 Principal Amount of Notes
Title of Notes	CUSIP Number	Principal Amount Outstanding	Acceptance Priority Level	Tender Offer Consideration(1)	Early Tender Premium(1)	Total Consideration(1)(2)
5.15% Senior Notes due 2041	292505AK0	$400,000,000	1	$720.00	$30.00	$750.00
6.50% Senior Notes due 2038	292505AG9	$800,000,000	2	$820.00	$30.00	$850.00
6.625% Senior Notes due 2037	292505AE4	$500,000,000	3	$820.00	$30.00	$850.00
6.50% Senior Notes due 2034	292505AD6	$750,000,000	4	$820.00	$30.00	$850.00

(1)         Per $1,000 principal amount of Notes validly tendered and accepted for purchase by the Company.

(2)         Includes the Early Tender Premium for Notes validly tendered at or prior to the early tender date (as defined below) and accepted for purchase by the Company.

Specifically, the Company is offering to purchase an aggregate principal amount of Notes that will not result in an aggregate amount that all holders of the Notes are entitled to receive in the Tender Offers, excluding accrued and unpaid interest, that exceeds $250,000,000 (the “Aggregate Maximum Tender Amount” and such purchase price, the “Aggregate Purchase Price”).

Subject to the Aggregate Tender Amount, the amount of a series of Notes that is purchased in the Tender Offers on any settlement date will be based on the order of priority set forth in the above table (with 1 being the highest Acceptance Priority Level and 4 being the lowest Acceptance Priority Level), subject to the proration arrangements applicable to the Tender Offers.

The Tender Offers will expire at 12:00 midnight, New York City time, on April 12, 2016 (one minute after 11:59 p.m., New York City time, on April 12, 2016), unless extended or earlier terminated by the Company (the “expiration date”). No tenders submitted after the expiration date will be valid. Subject to the terms and conditions of the Tender Offers, the consideration for each $1,000 principal amount of the Notes validly tendered and accepted for purchase pursuant to the Tender Offers will be the applicable Tender Offer Consideration set forth in the above table. Holders of Notes that are validly tendered at or prior to 5:00 p.m., New York City time, on March 29, 2016 (subject to extension, the “early tender date”) and accepted for purchase pursuant to the applicable Tender Offer will receive the applicable Total Consideration set forth in the above table, which includes the applicable Tender Offer Consideration plus the applicable Early Tender Premium. Holders of Notes tendering their Notes after the early tender date will not be eligible to receive the Early Tender Premium. All Notes validly tendered and accepted for purchase pursuant to the Tender Offers will also receive accrued and unpaid interest on such Notes from the last interest payment date with respect to those Notes to, but not including, the applicable settlement date.

Tendered Notes may be withdrawn from the Tender Offers at or prior to 5:00 p.m., New York City time, on March 29, 2016, unless extended or earlier terminated by the Company (the “withdrawal deadline”). Holders of Notes who tender their Notes after the withdrawal deadline, but at or prior to the expiration date, may not withdraw their tendered Notes. The Company reserves the right, but is under no obligation, to increase the Aggregate Maximum Tender Amount at any time, subject to applicable law. If the Company increases the Aggregate Maximum Tender Amount, it does not expect to extend the withdrawal deadline, subject to applicable law.

The Company reserves the right, but is under no obligation, at any point following the early tender date and before the expiration date, to accept for purchase any Notes validly tendered at or prior to the early tender date. The early settlement

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date will be determined at the Company’s option and is currently expected to occur on March 30, 2016, subject to all conditions to the Tender Offers having been either satisfied or waived by the Company as of the early settlement date. The Company will purchase any remaining Notes that have been validly tendered in the Tender Offers at or prior to the expiration date promptly following the expiration date. The final settlement date is expected to occur on April 13, 2016, the first business day following the expiration date.

Subject to the Aggregate Maximum Tender Amount and proration, the Company will accept Notes for purchase in the Tender Offers in the following order:

(i)

with respect to Notes validly tendered at or prior to the early tender date, all Notes having a higher Acceptance Priority Level will be accepted before any Notes validly tendered at or prior to the early tender date having a lower Acceptance Priority Level are accepted in the Tender Offers; and

(ii)

with respect to Notes validly tendered after the early tender date, all Notes having a higher Acceptance Priority Level will be accepted before any Notes validly tendered after the early tender date having a lower Acceptance Priority Level are accepted in the Tender Offers.

If an aggregate principal amount of Notes is validly tendered by the early tender date such that the Aggregate Purchase Price for such Notes equals or exceeds the Aggregate Maximum Tender Amount, holders who validly tender Notes after the early tender date will not have any of their Notes accepted for purchase. Notes validly tendered at or prior to the early tender date will be accepted for purchase in priority to Notes validly tendered after the early tender date, even if Notes validly tendered after the early tender date have a higher Acceptance Priority Level than Notes validly tendered at or prior to the early tender date. Acceptance for tenders of Notes of a series may be subject to proration if the aggregate principal amount of such series of Notes validly tendered would result in an Aggregate Purchase Price that exceeds the Aggregate Maximum Tender Amount.

The Tender Offers are not conditioned upon the tender of any minimum principal amount of Notes of any series. However, the Tender Offers are subject to, and conditioned upon, the satisfaction or waiver of certain conditions described in the Offer Documents.

The Company intends to fund the Tender Offers, including accrued and unpaid interest and fees and expenses payable in connection with the Tender Offers, with cash on hand and borrowings under its revolving credit facility.

Citigroup Global Markets Inc. (“Citigroup”) and Mitsubishi UFJ Securities (USA), Inc. (“MUFG”) are the Dealer Managers in the Tender Offers. Global Bondholder Services Corporation has been retained to serve as both the Depositary and Information Agent for the Tender Offers. Persons with questions regarding the Tender Offers should contact Citigroup at (toll free) (800) 558-3745 or (collect) (212) 723-6106 or MUFG at (toll free) (877) 744-4532 or (collect) (212) 405-7481. Request for the Offer Documents should be directed to Global Bondholder Services Corporation at (toll free) (866) 470-4300 or (collect) (212) 430-3774.

This news release shall not constitute an offer to sell, a solicitation to buy or an offer to purchase or sell any securities. The Tender Offers are being made only pursuant to the Offer Documents and only in such jurisdictions as is permitted under applicable law. In any jurisdiction in which the Tender Offers are required to be made by a licensed broker or dealer, the Tender Offers will be deemed to be made on behalf of the Company by the Dealer Managers, or one or more registered brokers or dealers that are licensed under the laws of such jurisdiction.

All dollar amounts in this news release are expressed in U.S. dollars.

DISCLAIMER

This news release must be read in conjunction with the Offer Documents. This news release and the Offer Documents contain important information which must be read carefully before any decision is made with respect to the Tender Offers. If any holder of Notes is in any doubt as to the action it should take, it is recommended to seek its own legal, tax, accounting and financial advice, including as to any tax consequences, immediately from its stockbroker, bank manager, attorney, accountant or other independent financial or legal adviser. Any individual or company whose Notes are held on its behalf by a broker, dealer, bank, custodian, trust company or other nominee or intermediary must contact such entity if it wishes to participate in the Tender Offer. None of the Company, its Board of Directors, the Dealer Managers, the Depositary and Information Agent, the trustee with respect to the Notes, or any of the Company’s or their respective affiliates, is making any recommendation as to whether holders should tender any Notes in response to the Tender Offers. Holders must make their own decision as to whether to participate in the Tender Offers, and, if so, the principal amount of Notes to tender.

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Encana Corporation

Encana Corporation is a leading North American energy producer that is focused on developing its strong portfolio of resource plays, held directly and indirectly through its subsidiaries, producing natural gas, oil and natural gas liquids. By partnering with employees, community organizations and other businesses, Encana contributes to the strength and sustainability of the communities where it operates. Encana common shares trade on the Toronto and New York stock exchanges under the symbol ECA.

ADVISORY REGARDING FORWARD-LOOKING STATEMENTS – This news release contains certain forward-looking statements or information within the meaning of applicable securities legislation. Forward-looking statements include: statements regarding the terms and timing for completion of the Tender Offers, including the acceptance for purchase of any Notes validly tendered and the expected early tender date, expiration date and settlement dates thereof; the potential increase to the Aggregate Maximum Tender Amount; the withdrawal deadline will not be extended; the satisfaction or waiver of certain conditions of the Tender Offers; and the source of funds for the purchase of Notes pursuant to the Tender Offers.

Readers are cautioned against unduly relying on forward-looking statements which, by their nature, involve numerous assumptions, risks and uncertainties that may cause such statements not to occur, or results to differ materially from those expressed or implied. These assumptions include the Company’s ability to access its revolving credit facility.

Risks and uncertainties that may affect these business outcomes include: risks related to the successful consummation of the Tender Offers; risk and effect of a downgrade in the Company’s credit rating, including below an investment-grade credit rating, and its impact on access to capital markets and other sources of liquidity; fluctuations in currency and interest rates; changes in or interpretation of laws or regulations; and other risks and uncertainties impacting the Company’s business as described from time to time in its most recent management discussion and analysis, financial statements, Annual Information Form and Form 40-F, as filed on SEDAR and EDGAR.

Although the Company believes the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the assumptions, risks and uncertainties referenced above are not exhaustive. Forward-looking statements are made as of the date of this document and, except as required by law, the Company undertakes no obligation to update publicly or revise any forward-looking statements. The forward-looking statements contained in this document are expressly qualified by these cautionary statements.

Further information on Encana Corporation is available on the company’s website, www.encana.com, or by contacting:

Investor contact: Brendan McCracken Vice-President, Investor Relations (403) 645-2978 Brendan.McCracken@encana.com Patti Posadowski (403) 645-2252 Patti.Posadowski@encana.com

Media contact:

Simon Scott

Vice-President, Communications

(403) 645-2526

Simon.Scott@encana.com

Jay Averill

Director, Media Relations

(403) 645-4747

Jay.Averill@encana.com

Doug McIntyre

Sr. Advisor, Media Relations

(403) 645-6553

Doug.McIntyre@encana.com

SOURCE: Encana Corporation

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